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                                                                    EXHIBIT 20.1


[LOGO OF ZYDECO APPEARS HERE]                                      NEWS RELEASE

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For Immediate Release



Contact:  Mr. Sam Myers, Jr.
          Chief Executive Officer
          (713) 659-2222



                 ZYDECO ENERGY ANNOUNCES THIRD QUARTER RESULTS

     Houston, Texas - Monday, November 17, 1997 - Zydeco Energy, Inc. (Nasdaq:
ZNRG) announced today its results of operations for the three months and nine months ended September 30, 1997. The Company reported a net loss of $1,957,000, or $0.24 per share, for the three months ended September 30, 1997, resulting in a net loss of $4,224,000, or $0.59 per share, for the nine months ended September 30, 1997. The increase in net loss was primarily due to the level of geophysical expenses incurred in the third quarter period ($1,425,000 or $0.17 per share) and year-to-date period ($2,420,000 or $0.34 per share) as the Company completed its seismic data acquisition phase with respect to its West Cameron Seismic Project. The Company uses the successful efforts method of accounting, which generally requires that geological and geophysical costs be expensed when incurred. The Company had reported a net loss of $895,000, or $0.14 per share, and $1,487,000, or $0.25 per share, for the three and nine month periods ended September 30, 1996, respectively.

     The Company reported operating revenues of $438,000 and operating expenses of $2,478,000 for the three months ended September 30, 1997, compared to operating revenues of $461,000 and operating expenses of $1,404,000 for the three months ended September 30, 1996. Operating revenues of $1,069,000 and operating expenses of $5,473,000 for the nine months ended September 30, 1997, compared to operating revenues of $1,066,000 and operating expenses of $2,745,000 for the nine months ended September 30, 1996. Weighted average common stock and common stock equivalents outstanding were 8,171,000 shares, 6,472,000 shares, 7,123,000 shares, and 6,027,000 shares for the three months and nine months ended September 30, 1997, and 1996, respectively.

     On November 5, 1997, Mr. W. Kyle Willis resigned as Vice President, Treasurer, Secretary, and Chief Financial Officer of the Company in order to join an oilfield equipment and services company. Mr. Stephen P. Jacobs was elected Chief Accounting Officer and Secretary of the Company. Mr. Willis will continue to assist the Company in financial and reporting matters as a consultant.

     This news release may contain forward-looking statements that are based on assumptions that in the future may prove not to have been accurate. Those statements, and Zydeco Energy's business and prospects, are subject to a number of risks including the volatility of oil and gas prices, environmental risks, operating hazards and risks, risks associated with natural gas processing plants, risks related to exploration and development drilling, uncertainties about estimates of reserves, competition, government regulation, and the ability of the Company to implement its business strategy. These and other risks are described in the Company's reports that are available from the United States Securities and Exchange Commission.
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                 ZYDECO ENERGY ANNOUNCES THIRD QUARTER RESULTS
                                  (CONTINUED)


     Zydeco Energy, Inc. is an independent oil and gas exploration company engaged in acquiring leases, drilling and producing reserves utilizing focused geologic concepts and advanced 3D seismic and computer-aided (CAEX) exploration technology, including enhanced structural and stratigraphic depth imaging and attribute analysis. Zydeco's efforts are focused primarily in the Louisiana Transition Zone and in the Timbalier Trench.

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